UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Earnings Release	November 14, 2018

Conference Call	November 14, 2018
in English	3:00 p.m. (Brasília)
12:00 p.m. (NY) / 5:00 p.m. (UK)
Webcast: Click here
Telephone: +1 646 828 8246 (USA) /
+55 (11) 3193-1001 (Other) / Code: Oi
Replay available until 11/20/2018:
+55 (11) 3193-1012 / Code: 1936113#

Conference Call
in Portuguese	November 14, 2018
3:00 p.m. (Brasília)
SIMULTANEOUS	12:00 p.m. (NY) / 5:00 p.m. (UK)
TRANSLATION	Webcast: Click here
Telephone: +55 (11) 3193-1001 /
+1 646 828 8246 / Code: Oi
Replay available until 11/20/2018:
+55 (11) 3193-1012 / Code: 1936113#

Consolidated Information and Earnings Release (Unaudited)

This report contains the operating and financial performance of Oi S.A. under Judicial Reorganization ( Oi S.A. or Oi or Company ) and its subsidiaries for the third quarter of 2018.

3Q18 HIGHLIGHTS

3Q18 HIGHLIGHTS

Oi anticipates the beginning of the investment cycle provided in the Incremental CAPEX Plan, leveraging the robustness and capillarity of its network, enabling the expansion of the fiber broadband service to the client s house and the expansion of 4G and 4.5G coverage.
· Capex reached R$1.5 billion in the quarter, up 12.2% year-over-year and 10% quarter-over-quarter.

The network reuse approach to promote the massification of fiber leverages the structuring strategy for growth of high speed broadband.
· At the end of October, Oi reached the year s target of 25 cities with FTTH and the expectation is to end 2018 with over 1 million HPs with FTTH.

Ongoing improvement of the operational efficiency and strict control of costs.
· In 3Q18, routine Opex fell 8% year-over-year, decrease of 12% in real terms, considering the inflation in the period.

Revenue from Mobile segment had positive results and sequential performance better than the market, with new portfolio of plans.
· In 3Q18, mobile customer revenue reversed the downward trend, up 1.9% over the previous quarter.

Residential segment reduced pace of decline in revenue, sustained by Pay TV growth above the market and greater intensification of commercial activity with regionalized market approach in broadband.
· Sequential decline in revenue was 1.5% in 3Q18, comparing to 3.9% in 2Q18.

B2B had an increase in new contracted revenues and is increasingly offering digital services.
· Company focuses on IT services and digitization and reinforces the customer loyalty and retention of Corporate clients.

EBITDA is in line with the Judicial Reorganization Plan.
· Routine EBITDA from Brazilian operations totaled R$ 1.45 billion in 3Q18, with a routine EBITDA margin of 26.8%.

3Q18 HIGHLIGHTS

Summary

Table 1 Highlights

in R$ million or otherwise stated	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Oi S.A. Consolidated
Total Net Revenues	5,481	5,964	5,545	-8.1%	-1.2%	16,695	17,962	-7.1%
Routine EBITDA	1,459	1,605	1,563	-9.1%	-6.6%	4,594	4,945	-7.1%
Routine EBITDA Margin (%)	26.6%	26.9%	28.2%	-0.3 p.p.	-1.6 p.p.	27.5%	27.5%	0.0 p.p.
Net Income (Loss) attributable to owners of the Company (1)	-1,336	-19	-1,258	6802.4%	n.m.	27,949	-4,338	n.m.
Net Debt	10,976	44,109	10,021	-75.1%	9.5%	10,976	44,109	-75.1%
Available Cash	5,161	7,717	5,199	-33.1%	-0.7%	5,161	7,717	-33.1%
CAPEX	1,526	1,346	1,368	13.4%	11.6%	4,021	3,847	4.5%

in R$ million or otherwise stated	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
BRAZIL
Revenue Generating Units - ('000)	58,832	62,931	59,071	-6.5%	-0.4%	58,832	62,931	-6.5%
Residential	15,173	16,121	15,413	-5.9%	-1.6%	15,173	16,121	-5.9%
Personal Mobility	36,454	39,626	36,477	-8.0%	-0.1%	36,454	39,626	-8.0%
B2B	6,565	6,543	6,541	0.3%	0.4%	6,565	6,543	0.3%
Public Telephones	640	641	640	-0.1%	-0.1%	640	641	-0.1%
Total Net Revenues	5,431	5,918	5,490	-8.2%	-1.1%	16,543	17,775	-6.9%
Net Service Revenues(2)	5,382	5,863	5,452	-8.2%	-1.3%	16,409	17,606	-6.8%
Residential	2,084	2,321	2,114	-10.2%	-1.5%	6,399	6,902	-7.3%
Personal Mobility	1,765	1,884	1,756	-6.3%	0.6%	5,289	5,588	-5.3%
Customer (3)	1,670	1,761	1,638	-5.1%	1.9%	4,944	5,222	-5.3%
B2B	1,474	1,596	1,524	-7.6%	-3.3%	4,546	4,926	-7.7%
Net Customer Revenues(3)	5,230	5,676	5,280	-7.9%	-0.9%	15,884	17,042	-6.8%
Routine EBITDA	1,454	1,597	1,555	-9.0%	-6.5%	4,576	4,890	-6.4%
Routine EBITDA Margin (%)	26.8%	27.0%	28.3%	-0.2 p.p.	-1.6 p.p.	27.7%	27.5%	0.2 p.p.
CAPEX	1,502	1,339	1,366	12.2%	10.0%	3,992	3,794	5.2%
Routine EBITDA - CAPEX	-49	258	190	-118.9%	-125.7%	583	1,095	-46.7%

(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.
(2) Excludes handset revenues.
(3) Excludes handset and network usage revenues.

3Q18 HIGHLIGHTS

In the period ended September 30, 2018, as with the periods ended March 31 and June 30, 2018, the Company reported its results in accordance with IFRS (International Financial Reporting Standards) 15 and 9, which came into effect as of January 1, 2018. Adjustments were not made retroactively to 2017 results. The impacts of these changes on the Company's results were immaterial.

The table below presents the 3Q18 results considering and excluding the impacts of IFRS 15 and 9.

Table 2 Reconciliation of Net Revenues and Routine Operating Costs in 3Q18 considering the impact of the adoption of IFRS 15 and 9

R$ million	3Q18	IFRS 15 Impact	IFRS 9 Impact	3Q18 ex adjustments
Consolidated Total Net Revenues	5,481	20.5	0.0	5,502
Brazil	5,431	20.5	0.0	5,451
Residential	2,084	19.4	0.0	2,103
Personal Mobility	1,813	0.0	0.0	1,813
Service	1,765	0.0	0.0	1,765
Customer	1,670	0.0	0.0	1,670
Network Usage	95	0.0	0.0	95
Sales of handsets, SIM cards and others	48	0.0	0.0	48
B2B	1,475	1.2	0.0	1,476
Other services	59	0.0	0.0	59
International Operations	51	0.0	0.0	51
Consolidated Routine Operating Costs and Expenses	-4,022	-24.6	-19.4	-4,066
Brazil	-3,977	-24.6	-19.4	-4,021
Personnel	-654	-1.2	0.0	-656
Interconnection	-146	0.0	0.0	-146
Third-Party Services	-1,492	-23.4	0.0	-1,515
Network Maintenance Service	-288	0.0	0.0	-288
Handset Costs/Other (COGS)	-44	0.0	0.0	-44
Marketing	-73	0.0	0.0	-73
Rent and Insurance	-1,104	0.0	0.0	-1,104
Provision for Contingencies	-7	0.0	0.0	-7
Provision for Bad Debt	-158	0.0	-19.4	-177
Taxes and Other Expenses (Revenues)	-12	0.0	0.0	-12
International Operations	-45	0.0	0.0	-45
Consolidated Routine EBITDA	1,459	-4.1	-19.4	1,436
Brazil Routine EBITDA	1,454	-4.1	-19.4	1,430
International Operations Routine EBITDA	6	0.0	0.0	6

OPERATING RESULTS

Net Revenues

	Quarter					9 months			Weight %
R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY	3Q18
Consolidated Total Net Revenues	5,481	5,964	5,545	-8.1%	-1.2%	16,695	17,962	-7.1%	100%
Brazil	5,431	5,918	5,490	-8.2%	-1.1%	16,543	17,775	-6.9%	99.1%
Residential	2,084	2,321	2,114	-10.2%	-1.5%	6,399	6,902	-7.3%	38.0%
Personal Mobility	1,813	1,939	1,793	-6.5%	1.1%	5,422	5,757	-5.8%	33.1%
Service	1,765	1,884	1,756	-6.3%	0.6%	5,289	5,588	-5.3%	32.2%
Customer	1,670	1,761	1,638	-5.1%	1.9%	4,944	5,222	-5.3%	30.5%
Network Usage	95	123	117	-22.9%	-18.8%	345	365	-5.5%	1.7%
Sales of handsets, SIM cards and others	48	55	37	-12.1%	28.4%	132	170	-22.0%	0.9%
B2B	1,475	1,596	1,525	-7.6%	-3.3%	4,547	4,927	-7.7%	26.9%
Other services	59	62	58	-4.9%	1.9%	175	189	-7.5%	1.1%
International Operations	51	46	55	10.1%	-8.9%	152	187	-18.5%	0.9%

Brazil
Net Service Revenues	5,382	5,863	5,452	-8.2%	-1.3%	16,409	17,606	-6.8%	98.2%
Net Customer Revenues	5,230	5,676	5,280	-7.9%	-0.9%	15,884	17,042	-6.8%	95.4%

In 3Q18, consolidated net revenues totaled R$ 5,481 million, down 8.1% from 3Q17 and 1.2% lower than in the previous quarter, while net revenues from Brazilian operations ( Brazil ) came to R$ 5,431 million (-8.2% y.o.y. and -1.1% q.o.q.) and net revenues from international operations (Africa and East Timor) totaled R$ 51 million.

BRAZIL

Net revenues from Brazilian operations stood at R$ 5,431 million in 3Q18 (-8.2%y.o.y. and -1.1% q.o.q.). The annual comparison is mainly impacted by the tariff adjustment occurred in July 2017, reflected in the Residential, Personal Mobility and Small business segments. The sequential comparison shows a trend improvement, with a slowdown, mainly due to the good performance of Personal Mobility segment, which showed the highest sequential growth in customer net revenues in the market.

The three segments (Residential, Personal Mobility and B2B) have been impacted by the decline in voice traffic and reduced interconnection revenues, caused by the cut in the regulated interconnection (MTR, TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs. On the other hand, data revenue from the Personal Mobility segment and Pay TV revenue from the Residential segment continue to grow, partially offsetting the impacts of the decline in voice.

Total net service revenues, which exclude handset revenues, stood at R$ 5,382 million in 3Q18 (-8.2% y.o.y. and -1.3% q.o.q.), while total net customer revenues, which exclude handset and network usage revenues, came to R$ 5,230 million (-7.9% y.o.y. and -0.9% q.o.q.).

OPERATING RESULTS

Residential

Table 4 Net Revenues, RGUs and ARPU of the Residential segment

	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Residential
Net Revenues (R$ million)	2,084	2,321	2,114	-10.2%	-1.5%	6,399	6,902	-7.3%
Revenue Generating Units (RGU) - ('000)	15,173	16,121	15,413	-5.9%	-1.6%	15,173	16,121	-5.9%
Fixed Line in Service	8,578	9,465	8,821	-9.4%	-2.7%	8,578	9,465	-9.4%
Fixed Broadband	5,016	5,207	5,049	-3.7%	-0.7%	5,016	5,207	-3.7%
Pay TV	1,579	1,449	1,544	9.0%	2.3%	1,579	1,449	9.0%
ARPU Residential (R$)	80.2	81.1	79.4	-1.2%	1.0%	80.1	79.1	1.3%

Net revenues from the Residential segment totaled R$ 2,084 million in 3Q18, down 10.2% from 3Q17. The annual comparison was impacted by the 10% average readjustment occurred in July 2017 in fixed line, broadband and bundle plans. In addition, fixed line maintains the market downward trend in the customer base and a decline in fixed voice traffic, besides being impacted by the annual cut in the regulated interconnection (TU-RL and TU-RIU) and fixed-to-mobile (VC) tariffs. The decline in fixed-line and broadband revenues was partially offset by a 6.4% increase in Pay-TV revenues.

In the sequential analysis, net revenues from the segment declined 1.5%, showing a deceleration of the decline (compared to -3.9% in 2Q18 versus 1Q18), mainly due to: (i) the intensification of commercial activity in broadband, with a market approach more regionalized and use of tools such as Next Best Action (NBA) to identify the best offer for the consumption profile of each customer; and (ii) Pay TV revenue to growth above market rates.

The structural strategy to increase profitability in the segment is to deploy fiber to offer high-speed broadband to the customer home. Oi began to accelerate this project using an innovative approach, called "Network Reuse," in which it strengthened the robustness of its transportation network and the capillarity of the metropolitan fiber network to expand the availability of Fiber-to-the- home (FTTH) with more agility, at an average cost 30% lower than the traditional approach and more commercially efficient, with market demand driven expansion.

Oi ended 3Q18 with 15,173 thousand RGUs in the Residential segment (-5.9% y.o.y. and -1.6% q.o.q.), mainly due to the reduction in the broadband customer base and the fixed line customer base, as a result of the natural market trend of reducing voice usage.

Residential ARPU

Residential ARPU totaled R$ 80.2 in 3Q18, down 1.2% from 3Q17 and up 1.0% over 2Q18, driven by pay-TV ARPU and an increased number of convergent offers in the base. In 3Q18, the number of households with more than one Oi product grew 1.9 p.p. over 3Q17 and 0.5 p.p. over 2Q18.

Fixed Line

Oi ended 3Q18 with 8,578 thousand fixed line RGUs in the Residential segment (-9.4% y.o.y. and -2.7% q.o.q.), reflecting the market trend of declining demand for voice services, which are being replaced by mobile, specifically, data services. As a result, fixed line ARPU, including interconnection, fell 8.5%.

OPERATING RESULTS

In order to slow down the customer base decline, the Company has been concentrating its sales efforts on more profitable, high-end bundled offers to build customer loyalty, thereby reducing the churn rates and increasing profitability in this segment.

Broadband

The Company closed 3Q18 with 5,016 thousand fixed broadband RGUs in the Residential segment (-3.7% y.o.y. and -0.7% q.o.q.). The reduction was mainly due to fiercer competition from local players who offer broadband services in small towns outside major urban centers.

As already said, the Company has been increasing the intensification of commercial activity with marketing regionalized strategies and taking one-off measures to tailor offers to each customer. In addition, even before receiving the proceeds of the capital increase approved in the Judicial Reorganization Plan, Oi is already investing in fiber, with the Reuse strategy also mentioned above, which is able to deliver 50 Mbps, 100 Mbps and 200 Mbps broadband.

Pay TV

In 3Q18, the Residential pay-TV base once again recorded both annual (+9.0%) and sequential (+2.3%) growth, reaching 1,579 thousand pay-TV RGUs. According to Anatel, Oi TV was the only major pay-TV operator to record customer base growth in the last 12 months.

In 3Q18, pay-TV net adds totaled 130 thousand RGUs compared to 3Q17 and 35 thousand RGUs compared to 2Q18. Oi TV s penetration in households with an Oi fixed line reached 18.4% in 3Q18 (+3.1 p.p. y.o.y. and +0.9 p.p. q.o.q.). Pay-TV ARPU was in line with 3Q17 and 2Q18.

Oi TV is a differentiated product that offers a wide range of content, with high definition channels (including open channels) in all its plans, with the most complete offer providing up to 185 channels, 65 of which in HD. It also offers services like PenVR (content recording and live/pause service via pen drive available in any plan) and iPPV (purchase of pay-per-view events by remote control), as well as TV Everywhere, which allows customers to watch content from 49 channels, including 31 with live content. TV Everywhere includes the Oi Play virtual platform, reinforcing Oi s positioning in providing more user autonomy and a better customer experience through the digitalization of services.

In addition, with the strategy of accelerating FTTH sale through network Reuse, Oi started to commercialize IPTV with fiber as well.

OPERATING RESULTS

Personal Mobility

Table 5 Net Revenues and RGUs of the Personal Mobility segment

	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Personal Mobility
Net Revenues (R$ million)	1,813	1,939	1,793	-6.5%	1.1%	5,422	5,757	-5.8%
Service	1,765	1,884	1,756	-6.3%	0.6%	5,289	5,588	-5.3%
Customer (1)	1,670	1,761	1,638	-5.1%	1.9%	4,944	5,222	-5.3%
Network Usage	95	123	117	-22.9%	-18.8%	345	365	-5.5%
Sales of handsets, SIM cards and others	48	55	37	-12.1%	28.4%	132	170	-22.0%
Revenue Generating Units (RGU) - ('000)	36,454	39,626	36,477	-8.0%	-0.1%	36,454	39,626	-8.0%
Prepaid Plans	29,099	32,807	29,443	-11.3%	-1.2%	29,099	32,807	-11.3%
Postpaid Plans (2)	7,355	6,820	7,033	7.8%	4.6%	7,355	6,820	7.8%

(1) Excludes handset and network usage revenues.
(2) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Personal Mobility net revenues totaled R$ 1,813 million in 3Q18, down 6.5% from 3Q17, due to lower network usage revenues, following the annual cuts in the interconnection (MTR) tariffs, and reduced voice revenues, both in the prepaid segment, driven by high unemployment rates, and in the postpaid segment, more impacted by limited investments in 4G.

In the sequential comparison, Personal Mobility net revenues reversed the trend and grew 1.1%, with the best sequential performance in the market. This performance is mainly due to the new offering portfolio in the prepaid, control and postpaid segments, which is now a lot simpler and in line with the market trend of replacing voice services with data. In the postpaid segment, Oi has been marketing offers featuring increasingly high data allowances of up to 50GB, unlimited voice service, sharing of the allowance with the other users in the plan and the possibility of purchasing additional packages, based on the users needs. In the prepaid and control segments, the offers now feature a functionality that has been enjoying great market acceptance, as it allows customers to choose between using voice or data, with no exchange limits or additional costs, directly on the Minha Oi app. On October 16, Novo Oi Livre offer was released, which grants full month and voice allowance for any recharge value, as well as Whatsapp and Messenger without deducting from the allowance. In Control segment, in addition to having free Whatsapp and Messenger, customers of Intermediate plan can use Facebook without deducting from the allowance.

The reversal of the downward trend in the quarter is also due to the intensification of commercial activity allied to the marketing regionalized strategies. In addition, the Company is accelerating the refarming of the 1.8Ghz frequency range for 4G and 4,5G, which has reached 22 cities with these features this year.

Customer revenues, which exclude interconnection and handset revenues, totaled R$ 1,670 million in 3Q18, down 5.1% from 3Q17 and up 1.9% over 2Q18, due to the reasons mentioned above. In the same period, data revenues came to R$ 1,258 million, an increase of 21.4% over 3Q17 and 13.5% over 2Q18, accounting for 75.3% of total customer revenues in the quarter.

In 3Q18, network usage revenues fell 22.9% from 3Q17 and 18.8% from 2Q18, to R$ 95 million, mainly due to the regulated MTR tariff cuts. In February 2018, interconnection tariffs declined to R$ 0.02606, R$ 0.02815 and R$ 0.04141 in Regions I, II and III, respectively. ANATEL approved the following future cuts for 2019: R$ 0.01379, R$ 0.01471 and R$ 0.02517 in Regions I, II and III, respectively. Handset revenues totaled R$ 48 million in 3Q18, versus R$ 55 million in 3Q17 and R$ 37 million in 2Q18.

OPERATING RESULTS

Oi closed 3Q18 with 36,454 thousand RGUs in the Personal Mobility segment, down 8.0% from 3Q17 and virtually in line with 2Q18, mainly due to the offering repositioning. Oi recorded 3,173 thousand net disconnections between 3Q17 and 3Q18, comprising 3,708 thousand net disconnections in the prepaid segment and 535 thousand net adds in the postpaid segment. Compared to the previous quarter, there were 344 thousand net disconnections in the prepaid segment and 321 net adds in the postpaid.

Oi s mobile customer base (Personal Mobility + B2B) totaled 38,906 thousand RGUs in 3Q18, 36,454 thousand of which in the Personal Mobility segment and 2,452 thousand in the B2B segment. Gross adds in the mobile segment totaled 4.3 million, while net adds came to 23 thousand compared to the previous quarter.

Prepaid

The prepaid customer base closed 3Q18 with 29,099 thousand RGUs, down 11.3% from 3Q17, mainly due to the policy of disconnection of inactive customers. The country's still high unemployment rate had a direct impact on the segment, as it affected both total recharges and the recharger base, causing prepaid revenues (including long-distance revenues) to fall 3.5% from 3Q17.

In the sequential analysis, although RGUs fell 1.2%, net revenues (including long-distance revenues) grew 1.2%, due to the repositioning of offerings, which are now simpler and feature a higher data allowance. The main prepaid offer, Oi Livre, accounted for 72.3% of the base and has been successfully increasing customer profitability, given that its average ticket is higher than that of other prepaid offers. As a result, prepaid ARPU continued to grow, moving up 6.3% over 3Q17 and 0.8% over 2Q18. Oi Livre customers can choose whether they will use voice minutes or data directly on the Minha Oi app, with no exchange limits or additional costs.

Postpaid

Oi closed the quarter with 7,355 thousand RGUs in the postpaid + control segment (+7.8% y.o.y. and +4.6% q.o.q.). Gross adds grew 13.1% over 3Q17 and 16.5% over 2Q18, resulting in net adds in both annual (535 thousand RGUs) and sequential (321 thousand RGUs) terms. In 3Q18, the postpaid base accounted for 20.2% of the Personal Mobility base, versus 19.3% in 2Q18 and 17.2% in 3Q17.

In the sequential comparison, the positive customer base results were reflected on revenues, which increased 2.8% including long-distance revenues, despite the 5.7% decline year on year. Offer simplification and innovation, intensification of commercial activity, strategy focused on regional offers and the beginning of the refarming of the 1.8Ghz frequency range for 4G and e 4,5G are driving the reversal of the downward trend in the postpaid and control business.

2G, 3G and 4G LTE Coverage

Oi s 2G coverage reached 3,407 municipalities at the end of 3Q18 (93% of the country s urban population), while 3G coverage reached 1,631 municipalities (+8.6% y.o.y.), or 81.6% of the Brazilian urban population.

At the end of 3Q18, 4G LTE coverage reached 836 municipalities (+183% y.o.y.), or 74% of Brazil s urban population, 11.0 p.p. more than in 3Q17. The Company is accelerating the strategy of refarming of the 1.8Ghz frequency range and, in the future, 2.1Ghz, for the expansion of 4G and 4.5G coverage.

OPERATING RESULTS

Mobile ARPU

At the end of 3Q18, mobile ARPU stood at R$ 16.1, in line with 3Q17 and 2Q18. Excluding MTR revenues, mobile ARPU increased 1.4% over 3Q17 and 1.9% over 2Q18.

B2B

Table 6 Net Revenues and RGUs of the B2B segment

	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
B2B
Net Revenues (R$ million)	1,475	1,596	1,525	-7.6%	-3.3%	4,547	4,927	-7.7%
Revenue Generating Units (RGU) - ('000)	6,565	6,543	6,541	0.3%	0.4%	6,565	6,543	0.3%
Fixed	3,561	3,685	3,580	-3.4%	-0.5%	3,561	3,685	-3.4%
Broadband	538	539	542	-0.1%	-0.6%	538	539	-0.1%
Mobile (2)	2,452	2,307	2,407	6.3%	1.9%	2,452	2,307	6.3%
Pay TV	13	12	13	11.9%	5.5%	13	12	11.9%

(1) Includes postpaid plans, Oi Controle, bundled mobile services and 3G (mini-modem).

Net revenues in the B2B segment amounted to R$ 1,475 million in 3Q18, 7.6% less than in 3Q17, mainly due to (i) the decline in voice traffic, following the market trend; and (ii) the cut in the regulated fixed-to-mobile (VC) and interconnection (MTR) tariffs. Compared to the previous quarter, net revenues declined 3.3%.

Regarding the RGUs, the downward trend was reversed. Oi closed the quarter with 6,565 thousand RGUs in the B2B segment (+ 0.3% y.o.y. and +0.4% q.o.q.), driven by growth in the mobile customer base (+6.3% y.o.y. and +1.9% q.o.q.) and in the pay-TV customer base (+11.9% y.o.y. and +5.5% q.o.q.). In 3Q18, net adds totaled 23 thousand RGUs compared to 3Q17 and 24 thousand RGUs compared to 2Q18.

The Company has been acting with strategies to reverse the revenue trend. In Corporate segment, Oi is expanding its commercial capillarity and intensifying its commercial activity, increasing the number of regional and growing the sales team. Oi is also working to mitigate the impacts of falling demand for traditional services, becoming providers of digital and IT solutions. The first results are coming, with a significant increase of new contracts, which will become into revenue in the future.

In the SMEs the Company is adopting the Corporate strategy for Medium enterprises and the B2C strategy for the Small enterprises, given their similarities. Oi is regionalizing the offers and intensifying its commercial actions together with the Network Reuse approach to the FTTH offering.

And for Wholesale segment, the strategy has been to increase the share of unregulated revenues on the total revenue, aiming to optimize the value creation with the existing infrastructure.

OPERATING RESULTS

Operating Costs and Expenses

Table 7 Breakdown of Routine Operating Costs and Expenses

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Routine Operating Costs and Expenses
Brazil	3,977	4,321	3,934	-8.0%	1.1%	11,967	12,886	-7.1%
Personnel	654	673	589	-2.7%	11.1%	1,844	1,920	-4.0%
Interconnection	146	178	158	-18.1%	-7.4%	492	579	-15.0%
Third-Party Services	1,492	1,550	1,438	-3.8%	3.7%	4,339	4,659	-6.9%
Network Maintenance Service	288	329	271	-12.5%	6.1%	837	945	-11.4%
Handset Costs/Other (COGS)	44	45	32	-3.0%	34.7%	114	152	-25.0%
Marketing	73	115	98	-36.6%	-25.1%	236	283	-16.4%
Rent and Insurance	1,104	1,078	1,053	2.4%	4.9%	3,186	3,199	-0.4%
Provision for Contingencies	7	121	68	-93.9%	-89.1%	167	324	-48.3%
Provision for Bad Debt	158	173	198	-9.0%	-20.5%	558	518	7.9%
Taxes and Other Expenses (Revenues)	12	58	28	-80.1%	-59.3%	193	307	-37.1%
International Operations	45	37	48	20.3%	-6.9%	134	131	2.3%
Routine OPEX	4,022	4,358	3,983	-7.7%	1.0%	12,101	13,017	-7.0%

In 3Q18, consolidated routine Opex, including international operations, totaled R$ 4,022 million (-7.7% y.o.y. and + 1.0% q.o.q.). Routine opex in Brazilian operations totaled R$ 3,977 million in 3Q18 (-8.0% y.o.y. and +1.1% q.o.q.). Considering inflation (IPCA) of 4.5% in the last 12 months, this result corresponded to a decrease of 11.9% in real terms compared to 3Q17.

Personnel

In 3Q18, personnel costs and expenses totaled R$ 654 million, falling 2.7% from 3Q17, due to a decline in the payment of salaries, charges and benefits, due to gains in operating efficiency and increase in productivity. Compared to 2Q18, personnel costs and expenses increased 11.1%, mainly due to the provisions for the payment of variable compensation related to the achievement of operational, financial and quality targets in 2018.

Interconnection

Interconnection costs in Brazilian operations totaled R$ 146 million (-18.1% y.o.y. and -7.4% q.o.q.), chiefly due to the interconnection (MTR) tariff cuts, offset by increased traffic.

Third-party Services

Costs and expenses related to third-party services in Brazilian operations totaled R$ 1,492 million in 3Q18, down 3.8% from 3Q17, due to the reduction in selling, IT and call center expenses, driven by the increased efficiency of the new customer service quality model. The annual reduction was partially offset by higher electricity cost, due to the change in the tariff flag, and with TV content costs, due to the higher subscriber base and the contractual adjustments with operators.

It is important to mention that the reduction in sales commission expenses was impacted by IFRS 15 (see table 2 of this document), which came into effect on January 1, 2018 and determined the deferral of incremental customer acquisition costs.

OPERATING RESULTS

In the sequential comparison, third-party costs and expenses grew 3.7%, mainly due to higher TV content and electricity expenses.

Network Maintenance Services

Network maintenance service costs and expenses in Brazilian operations totaled R$ 288 million in 3Q18, down 12.5% from 3Q17, reflecting improved productivity, more efficient field operations and the digitalization of processes and customer service. Quality indicators improved over 3Q17, including rework rate within 30 days (-16.4% y.o.y.), average time until installation (-21.3% y.o.y.), complaints to ANATEL for technical reasons (-40.9% y.o.y.) and productivity (+9.4% y.o.y.). Compared to the previous quarter, network maintenance service costs and expenses climbed 6.1% due to higher preventive investments related to the upcoming rainy season.

Handset Costs/Other (COGS)

In 3Q18, handset costs in Brazilian operations amounted to R$ 44 million, in line with 3Q17 and R$ 11.2 million higher than in 2Q18, due to higher handset sales volume this quarter.

Marketing

Marketing expenses totaled R$ 73 million in 3Q18, 36.6% less than in 3Q17, as a result of lower investments in Oi Total campaigns, and 25.1% less than in 2Q18, when Oi ran its Mother s Day campaign.

Rent and Insurance

Rent and insurance expenses in Brazilian operations totaled R$ 1,104 million in 3Q18, 2.4% more than in 3Q17, mainly due to higher right-of-way costs and pole rental fees, as well as the contractual increase in tower and equipment rental fees, offset by lower EILD (industrial exploration of dedicated line) costs. In the sequential comparison, these expenses moved up 4.9%, mostly driven by the renegotiation of pole rental agreements and right of way.

Provision for Contingencies

In 3Q18, the provision for contingencies in Brazilian operations totaled R$ 7 million, down from R$ 121 million in 3Q17 and R$ 68 million in 2Q18. The lower level of provisions for contingencies reflects the monthly reprocessing of the estimate model based on the new payment history profile of contingencies, due to the new context after approval of the Judicial Reorganization Plan. In addition, the number of new claims especially in the JEC (Small Claims Court), has been increasingly lower due to the improvement of service quality.

Provision for Bad Debt

The provision for bad debt came to R$ 158 million in 3Q18, 9.0% less than in 3Q17, chiefly due to the effect of IFRS 9, according to table 2 of this document, which came into effect on January 1, 2018 and changed the criterion for provisions for bad debt. In the sequential comparison, the provision for bad debt fell 20.5%, driven by a lower default level among customers in 3Q18, due to the change in the retention and credit analysis policy for new entrants and the improvement of Corporate customers.

OPERATING RESULTS

EBITDA

Table 8 EBITDA and EBITDA margin(1)

	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Oi S.A.
Routine EBITDA (R$ million)	1,459	1,605	1,563	-9.1%	-6.6%	4,594	4,945	-7.1%
Brazil	1,454	1,597	1,555	-9.0%	-6.5%	4,576	4,890	-6.4%
International Operations	6	9	7	-34.0%	-22.3%	18	56	-67.2%
Routine EBITDA Margin (%)	26.6%	26.9%	28.2%	-0.3 p.p.	-1.6 p.p.	27.5%	27.5%	0.0 p.p.
Brazil	26.8%	27.0%	28.3%	-0.2 p.p.	-1.6 p.p.	27.7%	27.5%	0.2 p.p.
International Operations	11.2%	18.7%	13.1%	-7.5 p.p.	-1.9 p.p.	12.0%	29.9%	-17.9 p.p.
Non-routine Items (R$ million)	0	-127	156	n.m.	n.m.	156	-332	n.m.
EBITDA (R$ million)(1)	1,459	1,478	1,719	-1.3%	-15.1%	4,750	4,613	3.0%
Brazil	1,454	1,470	1,712	-1.1%	-15.1%	4,732	4,557	3.8%
International Operations	6	9	7	-34.0%	-22.3%	18	56	-67.2%
EBITDA Margin (%)	26.6%	24.8%	31.0%	1.8 p.p.	-4.4 p.p.	28.5%	25.7%	2.8 p.p.

(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

In 3Q18 consolidated routine EBITDA totaled R$ 1,459 million (-9.1% y.o.y. and -6.6% q.o.q.), while routine EBITDA from Brazilian operations amounted to R$ 1,454 million in 3Q18 (-9.0% y.o.y. and -6.5% q.o.q.) and routine EBITDA from international operations (Africa and East Timor) came to R$ 6 million in the quarter, versus R$ 9 million in 3Q17 and R$ 7 million in 2Q18.

Capex

Table 9 Capex

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Capex
Brazil	1,502	1,339	1,366	12.2%	10.0%	3,992	3,794	5.2%
International Operations	24	7	2	234.8%	981.2%	29	52	-44.6%
Total	1,526	1,346	1,368	13.4%	11.6%	4,021	3,847	4.5%

In 3Q18, the Company s consolidated Capex, including international operations, totaled R$ 1,526 million, (+13.4% y.o.y. and +11.6% q.o.q.). In the same period, Capex in Brazilian operations came to R$ 1,502 million (+12.2% y.o.y. and +10.0% q.o.q.).

The increase in Capex in 3Q18 reflects the acceleration of investments foreseen in the Company's Judicial Reorganization Plan, approved by the Creditors' Meeting. This new investment cycle aims to protect the customer base, improve service quality and increase market share by capturing growth opportunities. For this, the Company will focus its investments on fixed and mobile access, increasing the offer of high speed broadband and 4G and 4.5G mobile coverage in the clusters and cities that have been prioritized according to the Company's Capex Plan.

OPERATING RESULTS

Operational Cash Flow (Routine EBITDA Capex)

Table 10 - Operational Cash Flow

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Oi S.A.
Routine EBITDA	1,459	1,605	1,563	-9.1%	-6.6%	4,594	4,945	-7.1%
Capex	1,526	1,346	1,368	13.4%	11.6%	4,021	3,847	4.5%
Routine Operational Cash Flow (EBITDA - Capex)	(67)	259	195	-125.8%	-134.3%	573	1,099	-47.9%

Table 11 - Operational Cash Flow from Brazilian Operations

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Oi S.A.
Routine EBITDA	1,454	1,597	1,555	-9.0%	-6.5%	4,576	4,890	-6.4%
Capex	1,502	1,339	1,366	12.2%	10.0%	3,992	3,794	5.2%
Routine Operational Cash Flow (EBITDA - Capex)	(49)	258	190	-118.9%	-125.7%	583	1,095	-46.7%

Consolidated routine operational cash flow (routine EBITDA minus Capex) was negative by R$ 67 million in 3Q18. In Brazilian operations, routine operational cash flow was a negative R$ 49 million, due to higher investments in the period.

Depreciation/Amortization

Table 12 Depreciation and Amortization(1)

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Depreciation and Amortization
Total	1,465	1,257	1,591	16.6%	-7.9%	4,325	3,793	14.0%

(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

Depreciation and amortization expenses totaled R$ 1,465 million in 3Q18 (+16.6% y.o.y. and -7.9% q.o.q.).

FINANCIAL RESULTS

Financial Results

Table 13 Financial Result (Oi S.A. Consolidated)(1)

R$ million	3Q18	3Q17	2Q18	9M18	9M17
Oi S.A. Consolidated
Net Interest (on fin. investments and loans and financing)	(358)	(601)	(291)	2,396	(2,023)
Amortization of fair value adjustment	(232)	0	(227)	(558)	0
Net FX Result (on fin. investments and loans and financing)	(279)	857	(1,026)	(1,329)	(1,081)
Other Financial Income / Expenses	(587)	(239)	345	(1,329)	(1,081)
Net Financial Income (Expenses)	(1,455)	17	(1,199)	(819)	(4,186)

(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

In 3Q18, Oi S.A. recorded a net financial expense of R$ 1,455 million, versus a net financial expense of R$ 1,199 million in 2Q18 and net financial income of R$ 17 million in 3Q17.

The main impact compared to the previous quarter came from Other Financial Income/Expenses , which went from a gain of R$ 345 million in 2Q18 to a loss of R$ 587 million in 3Q18, mainly due to FX expenses on investments abroad, higher expenses related to the restatement of contingencies and interest on other liabilities. Despite the impact of the 3.84% depreciation of the real against the dollar, the Net FX Result contributed positively to the increase over 2Q18, due to the lower depreciation of the real in the period.

In 3Q17, Oi recorded financial income driven by the Net FX Result . It is worth noting that the real appreciated 4.24% against the dollar and 0.85% against the euro in that period, with a positive impact on debt denominated in these currencies. As a result, the Net FX Result was a gain of R$ 857 million in the quarter, contributing to net revenues in the period.

FINANCIAL RESULTS

Net Earnings (Loss)

Table 14 Net Earnings (Loss) (Oi S.A. Consolidated)(1)

R$ million	3Q18	3Q17	2Q18	YoY	QoQ	9M18	9M17	YoY
Net Earnings (Loss)
Earnings before interest and taxes (EBIT)	-6	221	128	n.m.	n.m.	425	820	-48.1%
Financial Results	-1,455	17	-1,199	n.m.	21.4%	27,525	-5,124	n.m.
Income Tax and Social Contribution	126	-292	-162	n.m.	n.m.	8	-100	n.m.
Net Income (Loss) from Continuing Operations	-1,335	-53	-1,233	2431.0%	8.3%	27,958	-4,404	n.m.
Net Results from Discontinued Operations	0	0	0	n.m.	n.m.	0	0	n.m.
Consolidated Net Income (Loss)	-1,335	-53	-1,233	2431.0%	8.3%	27,958	-4,404	n.m.
attributable to owners of the Company	-1,336	-19	-1,258	6802.4%	6.3%	27,949	-4,339	n.m.
attributable to non-controlling interests	1	-33	25	n.m.	-94.3%	9	-65	n.m.
(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

In 3Q18, the Company's operating earnings (loss) before the financial result and taxes (EBIT) was a loss of R$ 6 million, versus earnings of R$ 221 million in 3Q17 and R$ 128 million in 2Q18. In the quarter, the Company recorded net financial expenses of R$ 1,455 million and a positive result of R$ 126 million in the Income Tax and Social Contribution line, giving a consolidated net loss of R$ 1,335 million.

DEBT & LIQUIDITY

Debt & Liquidity

Table 15 Debt

R$ Million	Sep/18	Sep/17	Jun/18	% Gross Debt
Debt
Short Term	500	51,827	299	3.1%
Long Term	15,636	0	14,921	96.9%
Total Debt	16,136	51,827	15,220	100.0%
In Local Currency	7,390	14,531	7,120	45.8%
In Foreign Currency	8,747	37,191	8,100	54.2%
Swaps	0	105	0	0.0%
(-) Cash	-5,161	-7,717	-5,199	-32.0%
(=) Net Debt	10,976	44,109	10,021	68.0%

Oi S.A. ended 3Q18 with consolidated gross debt of R$ 16,136 million, R$ 916 million, or 6%, more than in the previous quarter. Compared to 3Q17, consolidated gross debt fell 68.9%, or R$ 35,690 million. The annual reduction was due to the conclusion of the Company s Judicial Reorganization process, given that the accounting effects of the contractual conditions agreed in the Judicial Reorganization Plan began to apply as of its confirmation, i.e. February 5, 2018.

Compared to 2Q18, in addition to the accrual of interest and amortization of fair value adjustment, the increase was due to negative impact of the 3.84% depreciation of the real against the dollar on debt denominated in foreign currency at fair value. At the end of 3Q18, debt in foreign currency accounted for 54.2% of fair value debt. The debt s consolidated average term was approximately 12 years in 3Q18.

Considering the cash position of R$ 5,161 million at the end of September, the Company closed 3Q18 with net debt of R$ 10,976 million, R$ 955 million, or 9.5%, more than in 2Q18 and R$ 33,133 million, or 75.1%, less than in 3Q17. As the Company s cash remained virtually in line with the previous quarter, the increase in net debt was mainly driven by the upturn in gross debt in the period. It is worth noting that the Company began paying labor creditors in 3Q18, in line with the Judicial Reorganization Plan, with an outlay of R$ 70 million in the period.

DEBT & LIQUIDITY

Table 16 Cash Position (Brazilian Operations)

R$ Million
2Q18 Cash Position	5,199
Routine EBITDA	1,454
Capex	-1,502
Working capital	383
Judicial Deposits + Taxes	10
Financial operations	-266
Payments to Creditors JR	-70
Other	-46
3Q18 Cash Position	5,161

Table 17 Gross Debt Breakdown

R$ Million	Sep/18	Sep/17	Jun/18	% Gross Debt
Debt
Short Term	500	51,827	299	3.1%
Long Term	15,636	0	14,921	96.9%
Total Debt	16,136	51,827	15,220	100 . 0%
In Local Currency	7,390	14,531	7,120	45.8%
In Foreign Currency	8,747	37,191	8,100	54.2%
Swaps	0	105	0	0.0%
(- ) Cash	-5,161	-7,717	-5,199	-32.0%
(=) Net Debt	10,976	44,109	10,021	68. 0%

Additional Information

Table 18 Income Statement (Oi S.A. Consolidated)(1)

R$ million	3Q18	3Q17	2Q18	9M18	9M17
Net Operating Revenues	5,481	5,964	5,545	16,695	17,962
Operating Costs and Expenses	-4,022	-4,485	-3,826	-11,945	-13,349
Personnel	-665	-682	-599	-1,873	-1,954
Interconnection	-147	-180	-159	-496	-585
Third-Party Services	-1,517	-1,570	-1,466	-4,410	-4,714
Network Maintenance Service	-288	-329	-271	-838	-950
Handset Costs/Other (COGS)	-46	-47	-34	-123	-160
Marketing	-74	-116	-98	-238	-285
Rent and Insurance	-1,106	-1,080	-1,055	-3,190	-3,207
Provision for Contingencies	-7	-248	88	-11	-657
Provision for Bad Debt	-158	-173	-205	-566	-519
Taxes and Other Revenues (Expenses)	-14	-61	-26	-200	-317
EBITDA	1,459	1,478	1,719	4,750	4,613
Margin %	26.6%	24.8%	31.0%	28.5%	25.7%
Depreciation and Amortization	-1,465	-1,257	-1,591	-4,325	-3,794
EBIT	-6	221	128	425	819
Financial Expenses	-2,187	-398	-2,986	-3,671	-6,909
Financial Income	732	416	1,787	31,196	1,786
Net Earnings (Loss) Before Tax and Social Contribution	-1,461	239	-1,071	27,950	-4,303
Income Tax and Social Contribution	126	-292	-162	8	-100
Net Earnings (Loss) from Continuing Operations	-1,335	-53	-1,233	27,958	-4,403
Net Results from Discontinued Operations	0	0	0	0	0
Consolidated Net Earnings (Loss)	-1,335	-53	-1,233	27,958	-4,403
Margin %	-24.4%	-0.9%	-22.2%	167.5%	-24.5%
Profit (Loss) attributed to the controlling shareholders	-1,336	-19	-1,258	27,949	-4,338
Profit (Loss) attributed to the non-controlling shareholders	1	-33	25	9	-65
Outstanding Shares Thousand (ex-treasury)	2,340,061	675,667	675,667	2,340,061	675,667
Earnings per share (R$)	-0.5711	-0.0287	-1.8614	11.9438	-6.4206
(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information

Table 19 Financial Result (Oi S.A. Consolidated)(1)

R$ million	09/30/2018	06/30/2018	09/30/2017
TOTAL ASSETS	67,231	67,432	65,351
Current	22,835	23,256	25,405
Cash and cash equivalents	5,069	5,096	7,608
Financial investments	30	42	22
Accounts Receivable	7,282	7,097	7,994
Inventories	261	259	541
Recoverable Taxes	635	853	899
Other Taxes	836	968	1,099
Assets in Escrow	1,391	1,508	364
Held-for-sale Assets	5,360	5,082	4,721
Other Current Assets	1,971	2,350	2,157
Non-Current Assets	44,395	44,176	39,946
Long Term	9,238	9,071	9,779
.Other Taxes	695	677	706
.Financial investments	62	61	88
.Assets in Escrow	7,621	7,952	8,672
.Other	859	380	313
Investments	119	125	140
Property Plant and Equipment	27,538	27,171	26,250
Intagible Assets	7,501	7,808	3,777

TOTAL LIABILITIES	67,231	67,432	65,351
Current	9,665	8,973	65,580
Suppliers	4,375	4,139	7,314
Loans and Financing	500	299	51,722
Financial Instruments	0	0	105
Payroll and Related Accruals	848	702	815
Provisions	696	781	956
Pension Fund Provision	108	93	185
Payable Taxes	130	142	511
Other Taxes	814	998	1,453
Dividends Payable	6	6	6
Liabilities associated to held-for-sale assets	637	274	680
Authorizations and Concessions Payable	74	57	16
Other Accounts Payable	1,477	1,481	1,816
Non-Current Liabilities	31,302	30,834	11,530
Suppliers	3,592	3,321	0
Loans and Financing	15,636	14,922	0
Payable and Deferred Taxes	3,150	3,273	2,336
Other Taxes	618	893	859
Contingency Provisions	4,792	4,852	4,901
Pension Fund Provision	571	571	437
Outstanding authorizations	0	0	4
Other Accounts Payable	2,942	3,001	2,994
Shareholders' Equity	26,263	27,625	-11,759
Controlling Interest	25,987	27,346	-12,062
Minority Interest	276	279	303

(1) 3Q17 data were adjusted as explained in the Disclaimer section of this document.

Additional Information

Please note

The main tables in this Earnings Release will be available in Excel format in the Financial Information / Quarterly Reports section of the Company s website (www.ri.oi.com.br/).

Definitions of the terms used in the Earnings Release are available in the Glossary section of the Company s website: http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=44320

Subsequent Events

· On October 4, 2018, the Company appointed Mr. Roger Solé Rafols to hold the vacant position on the Board of Directors.

· On October 26, 2018, the Board of Directors approved: (i) the issuance of 112,598,610 common shares and the delivery of these shares to holders of warrants (ADWs) who exercised their warrants (ADWs) by October 24, 2018 (October 18, 2018); and (ii) the conditions for the capital increase. On the same date, the members of the Board of Directors of Anatel unanimously resolved to grant prior approval to Oi s capital increase.

· On October 26, 2018, the Company announced that it was informed of the decision rendered by the Supporting Arbitrator in the arbitration proceeding initiated against the Company by its shareholder Bratel S.À.R.L. in the Market Arbitration Chamber, which suspended the effects of the capital increase. On November 6, 2018, the Company became aware of the decision rendered by the Supporting Arbitrator, which reconsidered its previous decision. As a result, the Company is authorized to proceed with the acts necessary to give effect to the capital increase.

· Also on October 26, 2018, the Company announced the decision rendered on October 25, 2018, by the Lisbon Court of Appeal in the connection with the Appeal brought by the Company and its subsidiaries, which reversed the decision rendered on July 30, 2018 by the Commercial Court of Lisbon, recognizing in Portugal the decision to confirm the Judicial Reorganization Plan of the Recovering Entities and ordering the publication of said decision in Portugal.

· On November 1, 2018 Rede Conecta was merged with and into Serede, both indirect subsidiaries of the Company. This merger is one of the stages of the corporate and asset restructuring process of the Oi Group and its purpose is to optimize these companies operations.

· On November 13, 2018, Oi released the Notice to Shareholders and the Notice to ADS (American Depositary Shares) Holders on the Company s capital increase, pursuant to the private issuance of new common shares in the amount of R$4,000,000.00.

Additional Information

CVM INSTRUCTION 358, ART. 12: Direct or indirect controlling shareholders and shareholders who elect members of the Board of Directors or the Fiscal Council, and any other individual or legal entity, or group of persons, acting as a group or representing the same interests, that attains a direct or indirect interest representing five percent (5%) or more of a type or class of shares of the capital of a publicly-held company, must notify the Securities Commission (CVM) and the Company of the fact, in accordance with the above article.

Oi recommends that its shareholders comply with the terms of article 12 of CVM Instruction 358, but it takes no responsibility for the disclosure or otherwise of acquisitions or disposals by third parties of interests corresponding to 5% or more of any type or class of its share, or of rights over those shares or other securities that it has issued.

Table 20 Shares of the Company s Capital Stock

	Capital	Treasury	Free-Float[1]
Common	2,182,333,264	32,030,595	2,150,302,669
Preferred	157,727,241	1,811,755	155,915,486
Total	2,340,060,505	33,842,350	2,306,218,155
Shareholding position as of September 30, 2018. (1) The outstanding shares do not consider the shares held by the Board of Directors and by the Executive Board.

Disclaimer

Rio de Janeiro, November 14, 2018. This report includes consolidated financial and operating data for Oi S.A. Under Judicial Reorganization ( Oi S.A. or Oi or Company ) and its direct and indirect subsidiaries as of September 30, 2018. In compliance with CVM instructions, the data are presented in accordance with International Financial Reporting Standards (IFRS). Due to the seasonality of the telecom sector in its quarterly results, the Company will focus on comparing its financial results with the same period of the previous year.

This report contains projections and/or estimates of future events. The projections contained herein were compiled with due care, taking into account the current situation, based on work in progress and the corresponding estimates. The use of terms such as projects , estimates , anticipates , expects , plans , hopes and so on, is intended to indicate possible trends and forward-looking statements which, clearly, involve uncertainty and risk, so that future results that may differ from current expectations. These statements are based on various assumptions and factors, including general economic, market, industry, and operational factors. Any changes to these assumptions or factors may lead to practical results that differ from current expectations. Excessive reliance should not be placed on these statements.

Forward-looking statements relate only to the date on which they are made, and the Company is not obliged to update them as new information or future developments arise. Oi takes no responsibility for transactions carried out or investment decisions taken on the basis of these projections or estimates. The financial information contained herein is unaudited and may therefore differ from the final results.

Restatement of the amounts for the quarter ended September 30, 2017

The Company s management identified, on account of the judicial reorganization, as well as the preparation of the Judicial Reorganization Plan, that there are weaknesses in some controls of operating and financial processes, and an opportunity to obtain better information from the entities involved in the process.

Considering that appropriate information was obtained for the completion of the impairment test of non-financial assets and on the impacts of the weaknesses identified by Management in course of the preparation of the Judicial Reorganization Plan, the Company is restating in these Interim Financial Information for the period ended September 30, 2018, the comparative balances in the individual and consolidated interim financial information the period ended September 30, 2017, previously approved, reviewed, and issued on November 13, 2017, in accordance with CPC 23 (IAS 8) Accounting Policies, Changes in Accounting Estimates and Errors, as explained on the Note 2.(b) of the Financial Statements for the quarter ended September 30, 2018.

For more details on this subject, please refer to the Financial Statements for the quarter ended September 30, 2018, which can be accessed through CVM s website (www.cvm.gov.br) and Oi s Investor Relations website (www.ri.oi.com.br/).

Oi Investor Relations
Marcelo Ferreira	+55 (21) 3131-1314	marcelo.asferreira@oi.net.br
Bruno Nader	+55 (21) 3131-1629	bruno.nader@oi.net.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer